Exhibit (a)(5)

Geeknet, Inc. Commences Self Tender Offer to Purchase up to 400,000 Shares

Fairfax, Virginia — June 17, 2013 — Geeknet, Inc. (Nasdaq: GKNT) today announced the commencement of a modified “Dutch auction” tender offer to purchase up to 400,000 shares, or about 6.0%, of its outstanding common stock using cash on hand, at a price of not less than $12.00 and not more than $14.00 per share. The tender offer will expire at 12:00 Midnight, New York City time, on July 15, 2013, unless extended or withdrawn.

The Board of Directors determined that it is in the best interest of Geeknet to repurchase shares at this time given its cash position and stock price and the likelihood that Geeknet’s common stock may be removed from the Russell 2000 Index. Although Geeknet’s second fiscal quarter is not yet complete, year-over-year revenue growth for the second fiscal quarter is expected to accelerate from the first quarter of 2013, and gross margins are expected to show improvement over the second quarter of 2012. These are preliminary expectations, and there can be no certainty that existing trends will continue throughout the remainder of the quarter.

A modified “Dutch auction” tender offer allows stockholders to indicate how many shares and at what price(s) they wish to tender their shares within the specified price range. Based on the number of shares tendered and the prices specified by the tendering stockholders, Geeknet will determine the lowest price per share within the range that will allow Geeknet to purchase up to 400,000 shares of its common stock, or a lower amount depending on the number of shares properly tendered and not properly withdrawn. Stockholders whose shares are purchased in the offer will receive the determined purchase price per share in cash, without interest, after the expiration of the offer period, subject to the conditions of the tender offer, including the provisions relating to proration, “odd lot” priority and conditional tenders. All shares tendered at prices higher than the purchase price will not be purchased and will be promptly returned to stockholders. The tender offer is not conditioned upon any minimum number of shares being tendered; however, the tender offer is subject to a number of other terms and conditions. Specific instructions and an explanation of the terms and conditions of the tender offer are contained in the Offer to Purchase and related materials that are being mailed to stockholders. Geeknet expects to fund the purchase of shares in the tender offer with cash on hand.

Geeknet has retained Computershare Trust Company, N.A. as the depositary for the tender offer and Georgeson Inc. as the information agent.

Copies of the Offer to Purchase, the related Letter of Transmittal and the Notice of Guaranteed Delivery are being mailed to holders of Geeknet shares. Additional copies of the Offer to Purchase, the related Letter of Transmittal or the Notice of Guaranteed Delivery may be obtained at Geeknet’s expense from the information agent at (866) 482-5026 (toll free) or (800) 223-2064 (banks and brokers). Questions regarding the tender offer should be directed to the information agent at (866) 482-5026 (toll free) or (800) 223-2064 (banks and brokers).

About Geeknet, Inc.

ThinkGeek, a wholly owned subsidiary of Geeknet, Inc. (NASDAQ: GKNT), is the premier retailer for the global geek community. Since 1999, ThinkGeek has sought to provide tech, gadget, and toy-obsessed communities with all the things geeks crave. ThinkGeek was founded to serve the distinct needs and interests of technology professionals and enthusiasts and today has grown to become the first choice for innovative and imaginative products that appeal to the geek in everyone. Want to learn more? Check out thinkgeek.com or geek.net.

Certain Information Regarding the Tender Offer

The information in this press release describing Geeknet’s tender offer is for informational purposes only and does not constitute an offer to buy or the solicitation of an offer to sell shares of Geeknet’s common stock in the tender offer. The tender offer is being made only pursuant to the Offer to Purchase and the related materials that Geeknet is distributing to its stockholders, as they may be amended or supplemented. Stockholders should read such Offer to Purchase and related materials carefully and in their entirety because they contain important information, including the various terms and conditions of the tender offer. Stockholders of Geeknet may obtain a free copy of the Tender Offer Statement on Schedule TO, the Offer to Purchase and other documents that Geeknet is filing with the Securities and Exchange Commission from the Securities and Exchange Commission’s website at www.sec.gov. Stockholders may also obtain a copy of these documents, without charge, from Georgeson Inc., the information agent for the tender offer, toll free at (866) 482-5026. Stockholders are urged to carefully read all of these materials prior to making any decision with respect to the tender offer. Stockholders and investors who have questions or need assistance may call Georgeson Inc., the information agent for the tender offer, toll free at (866) 482-5026.

Note Regarding Forward-Looking Statements

This press release contains forward-looking statements. These statements are based on our current expectations and involve risks and uncertainties. Such statements include, but are not limited to, those relating to our expectations and beliefs regarding future revenue growth and financial performance and results of operations. Actual results may differ materially from those expressed or implied in such forward-looking statements due to various factors, including: popularity and demand for our retail products; management’s strategy, plans and objectives for future operations; employee relations and our ability to attract and retain highly qualified personnel; our ability to continue to invest in developing new products; competition, competitors and our ability to compete; liquidity and capital resources; the outcome of any litigation to which we are a party; our accounting policies; and sufficiency of our cash resources and investments to meet our operating and working capital requirements. Investors should consult our filings with the Securities and Exchange Commission, sec.gov, including the risk factors section of our Annual Report on Form 10-K for the year ended December 31, 2012, for further information regarding these and other risks of our business. All forward-looking statements included in this press release are based upon information available to us as of the date hereof, and we do not assume any obligations to update such statements or the reasons why actual results could differ materially from those projected in such statements.